Exhibit 99.1

Jumia Files Annual Report 2021 on Form 20-F with the U.S. Securities and Exchange Commission

Berlin, April 29, 2022 – Jumia Technologies AG (NYSE: JMIA), the leading pan-African e-commerce platform, announced that it has filed its Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”) with the U.S. Securities and Exchange Commission (SEC). You can access a PDF version of the Annual Report at Jumia’s Investor Relations website https://investor.jumia.com/financials-filings/default.aspx. A hard copy of the audited consolidated financial statements can also be requested free of charge by sending an email to investor-relations@jumia.com or via phone at +49 (30) 398 20 34 54.

About Jumia

We believe that technology has the potential to transform everyday life in Africa, for the better. We built Jumia to help consumers access millions of goods and services conveniently and at the best prices while opening up a new way for sellers to reach consumers and grow their businesses.

Jumia is a leading e-commerce platform in Africa. Our marketplace is supported by our proprietary logistics business, Jumia Logistics, and our digital payment and fintech platform, JumiaPay. Jumia Logistics enables the seamless delivery of millions of packages while JumiaPay facilitates online payments and the distribution of a broad range of digital and financial services.

Contacts

Safae Damir

Head of Investor Relations

investor-relations@jumia.com

Abdesslam Benzitouni

Head of PR and Communications

press@jumia.com